Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Copper Mountain Networks, Inc.

Commission File No. 000-25865

Press Release

KPU Telecommunications Selects Tut Systems Astria®

Platform to Deliver Digital TV over DSL

The City of Ketchikan, Alaska to deploy Tut Systems’ high performance digital TV platform to complete a triple-play of voice, data and video services

LAKE OSWEGO, Oregon, May 18, 2005 — Tut Systems Inc. (Nasdaq: TUTS), an industry pioneer in enabling the delivery of next-generation data and video services over broadband networks, today announced that KPU Telecommunications selected its Astria® video headend for delivering digital TV over the City of Ketchikan’s DSL network.

KPU Telecommunications, the city-owned telephone company in Ketchikan, Alaska, selected the Tut Systems digital TV platform to enable a Triple Play of voice, data and video services that it will offer to its 7000 subscribers. KPU Telecommunications plans to launch its Digital TV service on September 1, 2005; it currently offers telephone service and high-speed Internet to its business and residential customers.

“The extensive testing and evaluation process that we are required to go through as a public utility allowed us to fully comprehend the strengths of the Astria digital headend,” said Van Abbott, Division Manager of KPU Telecommunications. “Tut Systems brings to the table a unique combination of video and networking skills and understands the challenges that telecommunications providers face when deploying digital TV. The Astria platform provides us with a proven, carrier-class, totally redundant system that is more than just a premium video encoder — it supports all of the video processing functionality required to deliver a compelling and high-quality digital entertainment service over next generation networks.”

KPU Telecommunications’ digital TV service will consist of more than 150 channels, including national broadcast and premium TV, local channels, commercial-free digital music, pay-per-view (PPV) and video-on-demand (VOD). KPU Telecommunications plans to compete directly with General

KPU Telecommunications Selects Tut Systems Astria® Platform to Deliver Digital TV over DSL — p.2/

Communication Inc. (GCI), the state’s largest cable operator that currently serves more than 3,700 digital TV subscribers in the city of Ketchikan.

“As a trusted provider throughout its municipality and the Ketchikan Gateway Borough, KPU Telecommunications required a solution with a track record of success and the flexibility to support advanced services such as HDTV and video on demand,” said Craig Bender, VP of Marketing & Corporate Development for Tut Systems. “We look forward to helping KPU deliver a compelling suite of digital entertainment service across its community.”

The Industry’s Leading Digital TV Platform for Telcos

More than 100 service providers across North America, Europe and Asia deliver digital TV from Tut Systems digital headends. The Astria family of video processing platforms, which serves as the core of the company’s digital headend solution, accommodates both analog and digital broadcast video from multiple satellite and local sources in a variety of formats. The Astria CP provides real-time processing and conditioning of all the audio and video content for distribution over any ATM, IP, or RF broadband network.

About KPU Telecommunications

KPU Telecommunications is dedicated to meeting the growing communication needs of our community by developing efficient, cost effective new services to support the ever-changing requirements of the residents and businesses in our service area. Both residential and business customers receive fast, courteous, knowledgeable service from KPU Telecommunications’ employees. In addition to basic telephone service, KPU Telecommunications offers Enhanced Calling Features including: Custom Calling, Caller ID, Call Waiting, Call Forwarding; Voice Mail, CLASS to name a few. We also provide communications services such as Paging, Business systems, Special Circuits, Dial-up Internet service, as well as High Speed DSL Internet services. Plans are being formulated to develop Digital TV services, Voice over Internet and Long Distance services. It’s an exciting time to watch these newly emerging technologies enhance the lives and businesses of our customers. As one of three divisions of Ketchikan Public Utilities, KPU Telecommunications is owned by the residents of Ketchikan, Alaska and employs 42 full-time workers. Ketchikan Public Utilities is part of the City of Ketchikan and as such, its operations are overseen by the publicly elected City Council. For more information on KPU Telecommunications, visit http://www.kputel.com.

About Tut Systems, Inc.

Tut Systems, Inc. delivers content processing and distribution products for deploying next-generation data and video services over broadband networks. Service providers, content providers and government agencies in the United States and abroad use Tut Systems solutions to deliver broadcast-quality video over broadband networks.

Tut Systems is headquartered in Lake Oswego, OR with regional offices across North America, Europe and Asia. For more information visit www.tutsys.com or call (971) 217-0400.

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Astria® is a registered trademark of Tut Systems, Inc.

Contact:

Jeff Schline

Tut Systems

(971) 217-0364

jeff.schline@tutsys.com

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Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed merger of Tut Systems and Copper Mountain Networks, Inc., Tut Systems has filed a registration statement on Form S-4 with the Securities and Exchange Commission. This registration statement includes a prospectus of Tut Systems as well as a proxy statement for Copper Mountain’s special stockholder meeting. Investors and security holders are advised to read the registration statement, prospectus and proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems and Copper Mountain at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc. Randall Gausman 6000 SW Meadows Road, Suite 200 Lake Oswego, Oregon 97035 Telephone No.: (917) 217-0400	Copper Mountain Networks, Inc. Greg Peck 10145 Pacific Heights Blvd., Suite 530 San Diego, California 92121 Telephone No.: (858) 410-7110

Tut Systems and Copper Mountain, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Copper Mountain’s stockholders in connection with the proposed merger. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Copper Mountain and their interests in the Copper Mountain merger is set forth in the proxy statement for Copper Mountain’s Special Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger, as well as the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders, when it becomes available.